Exhibit 99.6

BCE Inc.

EXHIBIT TO 2014 FIRST QUARTER FINANCIAL STATEMENTS

EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the twelve months ended March 31, 2014 and give effect to the issuance and redemption of all long-term debt since April 1, 2013 as if these transactions occurred on April 1, 2013 and are based on unaudited financial information of BCE Inc.

March 31, 2014

Earnings coverage of interest on debt requirements based on BCE Inc.’s net earnings attributable to common shareholders before interest expense and income tax:	3.9 times

Earnings coverage of interest on debt requirements based on BCE Inc.’s net earnings attributable to common shareholders before interest expense, income tax and non-controlling interest:	4.2 times